Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

July 11, 2022

The following changes were made in this Amendment:

Changes to Question 13B

CBOE SEF, LLC – Added to Execute or Trade section

24 EXCHANGE BERMUDA LIMITED – Added to Execute or Trade section